Exhibit 12

ONEOK, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Unaudited)	2016		2015		2014		2013		2012
	(Thousands of dollars)
Fixed charges, as defined
Interest on long-term debt	$438,915		$432,234		$380,441		$374,520		$326,206
Other interest	32,385		13,330		4,127		10,397		12,045
Amortization of debt discount, premium and expense	8,943		7,795		6,652		7,064		5,830
Interest on lease agreements	1,150		962		275		1,494		539
Total fixed charges	481,393		454,321		391,495		393,475		344,620
Earnings before income taxes and undistributed income of equity method investees	958,659		670,762		854,181		709,825		823,710
Earnings available for fixed charges	$1,440,052		$1,125,083		$1,245,676		$1,103,300		$1,168,330
Ratio of earnings to fixed charges	2.99	x	2.48	x	3.18	x	2.80	x	3.39	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges and distributed income of equity investees, less interest capitalized. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.